September 6, 2007
VIA EDGAR (Correspondence)
Mr. Michael Fay
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	UST Inc. (the “Company”) — File No. 000-17506 Form 10-K: For the year ended December 31, 2006 (the “10-K”) Form 10-Q: For the interim period ended March 31, 2007 (the “10-Q”)
Dear Mr. Fay:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filings, as included in your letter to James D. Patracuolla, dated August 23, 2007. In order to facilitate your review, each of the Staff’s comments is numbered and presented herein in bold typeface, followed by the Company’s respective response. Unless otherwise indicated, page numbers included in the responses refer to pages within the 10-K or the 10-Q. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the applicable sections of the 10-K or 10-Q.
In connection with its response to the comments of the Staff, the Company acknowledges the following:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Fay
September 6, 2007

Form 10-K: For the year ended December 31, 2006
Item 7. Management’s Discussion and Analysis..., page 18
Smokeless Tobacco Segment, page 19
Premium Brand Loyalty, page 19
Staff Comment 1:
Please describe for us the individual promotional spending and other price-focused initiatives within the premium brand loyalty initiative and the related accounting treatment applied to each. In your description, tell us the nature of the initiative, that is, whether it affects expenses or revenues. Also, include the factors that affect the timing of when transactions associated with each initiative are recorded.
Company response:
The Staff’s comment refers to disclosure within the Overview section of Management’s Discussion and Analysis (“MD&A”), regarding our moist smokeless tobacco premium brand loyalty initiative and the costs incurred in connection with the associated promotional spending and price-focused initiatives. The Company’s MD&A presentation reflects the implementation of the Commission’s interpretive guidance set forth in FR-72, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Specifically, we have incorporated the use of an Overview section that includes the most important matters on which the Company’s management focuses in evaluating operating performance, as well as to facilitate an understanding of MD&A by providing some context for the ensuing discussion of the Company’s operating results. As an example, the disclosure referenced in the Staff’s comment relates to the premium brand loyalty initiative, a key management strategy, and was included to establish a framework for further, more detailed discussion of the premium brand loyalty initiative within Results of Operations, Smokeless Tobacco Segment, which begins on page 26 of the 10-K.
The reference to “promotional spending and other price-focused initiatives” under the premium brand loyalty initiative mainly relates to strategies designed to affect the price of its moist smokeless tobacco products at retail in order to compete more effectively. Such strategies consisted primarily of sales incentives, the vast majority of which were retail buydowns, along with sales of value pack products. Both of these components impacted net sales (revenue) comparisons, as disclosed within the Net Sales section on page 26 of the 10-K. This disclosure indicates that the Smokeless Tobacco segment’s 2006 net sales were down versus the prior year, reflecting “lower net revenue realization per premium unit” as a result of the implementation of the initiative and the use of these strategies.
The Company accounts for costs associated with sales incentives in accordance with Emerging Issues Task Force (EITF) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”). Retail buydowns represent sales incentives or offers by the Company to “buy down” the price per can of specified moist smokeless tobacco

Mr. Michael Fay
September 6, 2007

products at retail via cash payments or credits to retailers for all of such products sold during a particular period. These cash payments or credits serve to reimburse retailers for the decreased revenue realized per can during the specified buydown period. Paragraph 9 of EITF 01-9 specifically states that “cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement,” unless the vendor receives an identifiable, separable benefit in exchange for the consideration and the vendor can reasonably estimate the value of such benefit. In addition, paragraph 11 of EITF 01-9 indicates that “buydowns could never meet [this] separability aspect and, therefore, should always be characterized as a reduction of revenue.” With regard to the timing of recognition, paragraph 22 of EITF 01-9 indicates that “a vendor should recognize the ‘cost’ of the sales incentive at the later of the following: (a) the date at which the related revenue is recognized by the vendor, or (b) the date at which the sales incentive is offered.” In the case of most of the Company’s retail buydowns, the sales incentive is offered to retailers subsequent to the date on which the Company recognizes revenue for the sale of the applicable moist smokeless tobacco products. In other words, the Company makes an offer on its moist smokeless tobacco products that have already been sold through to retailers by its customers, which are wholesalers. As such, the Company appropriately records a liability and a reduction to revenue at the time the buydown offer is made.
The Company’s accounting for the costs of sales incentives, including those incurred in connection with its moist smokeless tobacco premium brand loyalty initiative, are supported by its stated policy on page 57 of the 10-K, within the Revenue Recognition section of the Summary of Significant Accounting Policies footnote. The Company’s policy with regard to the costs of such incentives is disclosed as follows: “Costs associated with sales incentives, consisting of consideration offered to any purchasers of the Company’s products at any point along the distribution chain, are recorded as a reduction to ‘net sales’ on the Consolidated Statement of Operations.”
As previously indicated, the other significant component of the Company’s “promotional spending and other price-focused initiatives” under the premium brand loyalty initiative was value pack products. The Net Sales section of the Smokeless Tobacco Segment discussion on page 26 of the 10-K includes disclosure stating that value pack products are “premium two-can packages sold year-round [as a separate stock-keeping unit (SKU),] reflecting lower per-can wholesale list prices than wholesale list prices” for typical single-can premium products. As indicated therein, these products “were introduced to more effectively compete for and retain value-conscious adult consumers,” which is in alignment with this initiative and its focus on retail prices. Sales of value pack products are recognized in accordance with the Company’s revenue recognition policy, which is disclosed on page 57 of the 10-K, and is consistent with the guidance set forth in Staff Accounting Bulletin No. 104, Revenue Recognition. As a result of increased use of value pack products in connection with the 2006 implementation of the premium brand loyalty initiative, the Company experienced an “unfavorable shift in product mix,” with these lower-priced products accounting for a higher percentage of net unit volume compared to

Mr. Michael Fay
September 6, 2007

the prior year. As with the retail buydowns, the increased sales of value pack products and the resulting unfavorable shift in product mix contributed to the disclosed “lower net revenue realization per premium unit.”
As indicated above, the Company believes that the buydowns and value packs associated with the premium brand loyalty initiative were appropriately classified, recorded in the appropriate fiscal period and adequately disclosed within the Form 10-K.
Critical Accounting Policies and Estimates, page 45
Sales Returns, page 47
Staff Comment 2:
Please explain to us how higher levels of promotional activity associated with the implementation of the premium brand loyalty initiative contributed to the increase in sales returns from 2005 to 2006, and the impact of this initiative on sales returns in each quarter within 2007. Tell us the amount of sales returns associated with this initiative for 2006 and each quarter in 2007, the reason for the returns and where in your financial statements the impacts of these returns are reported.
Company response:
The Staff’s comment requests an explanation of “how higher levels of promotional activity associated with the implementation of the premium brand loyalty initiative contributed to the increase in sales returns from 2005 to 2006...” The disclosure included within the Sales Returns section of Critical Accounting Policies and Estimates on page 47 of the 10-K indicates that the Company’s moist smokeless tobacco business “sells products with expiration dates relative to freshness.” In connection therewith, it is the Company’s policy to accept sales returns from customers for products that have exceeded such dates. The Company included disclosure within the Revenue Recognition section of the Summary of Significant Accounting Policies footnote on page 57 of the 10-K addressing the accounting implications of this policy. This disclosure indicates that “the Company records an accrual [as a reduction to net sales] for estimated future sales returns of smokeless tobacco products based upon historical experience, current sales trends and other factors, in the period in which the related products are shipped.”
This recognition and classification are consistent with the guidance set forth in Statement of Financial Accounting Standards No. 48, Revenue Recognition When a Right of Return Exists (“SFAS No. 48”). Paragraph 7 of SFAS No. 48 indicates that “sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns,” provided that all of the criteria in paragraph 6 of the Statement are met, which is the case for the Company’s sales transactions. Accordingly, and consistent with the aforementioned disclosed policy, the Company records the impact of estimated sales returns in the period in which the related products are shipped.

Mr. Michael Fay
September 6, 2007

The Critical Accounting Policies and Estimates disclosure on page 47 of the 10-K highlights known factors that may impact the level of sales returns in a particular reporting period, including “significant increases or decreases in moist smokeless tobacco can sales, promotional activities, new product introductions, product quality issues and competition.” With regard to the Staff’s comment on the specific implications of the disclosed “higher levels of promotional activity associated with the implementation of the premium brand loyalty initiative” on return levels in 2006 versus 2005, the Company typically experiences increased returns of regularly-priced moist smokeless tobacco products during periods of increased promotional activity. Increased returns of regularly-priced products are a function of the fact that adult consumers will purchase the discounted products before purchasing regularly-priced products, leaving certain unsold products at retail locations beyond their freshness expiration dates, all of which are subject to return. It is important to note that although the increased promotional activity (including “price focused initiatives,” as discussed in our response to Staff Comment 1) related to the implementation of the premium brand loyalty initiative was a factor in increased comparative return rates, we disclose within this section on page 47 that the increase was “predominantly due to the growth of new products, including line extensions, which tend to have higher levels of returns than well-established, core brands.”
While all sales returns result from product shelf lives extending beyond their respective “freshness” dates, the precise cause of such products remaining unsold beyond such dates, whether driven by new product introductions, increased promotional activity or another factor, cannot be reasonably ascertained. The Company includes broad qualitative disclosure of the aforementioned factors that impact the level of sales returns based upon historical return levels experienced in relation to such factors. Furthermore, we believe that the nature of the disclosure provided in Critical Accounting Policies and Estimates reflects the application of the Commission’s relevant guidance as it provides transparency into the key drivers of sales returns and their potential impact on comparisons of the Company’s revenues from period to period. In addition, within this disclosure, the Company provides sales returns as a percentage of gross moist smokeless tobacco can sales and the amount of accrued sales returns for each of the years presented, both of which demonstrate the Company’s ability to reasonably estimate sales returns within a narrow range.
Form 10-Q: For the Period Ended March 31, 2007
Notes to Condensed Consolidated Financial Statements, page 5
Note 14, Contingencies, page 15
Antitrust Litigation, page 16
Staff Comment 3:
We note that you recorded a charge of $122.1 million in the first quarter of 2007 relating to the estimated costs to resolve the Wisconsin and California class actions. Please tell us the liability accrued for each of these actions at December 31, 2006, and explain to us how your experience in settling other similar litigation was considered in determining the amounts. Explain the basis

Mr. Michael Fay
September 6, 2007

for differences in amounts recognized in the first quarter 2007 for these actions and the respective amounts previously accrued. In particular, explain to us the facts and circumstances associated with determining the amounts recognized in the first quarter 2007 that were not present in determining amounts recorded in prior periods. Please refer to paragraph 36 of SFAS 5 in your response.
Company response:
The Company considered the accounting and disclosure guidance provided in Statement of Financial Accounting Standards No. 5, Contingencies (“SFAS No. 5”), with regard to liabilities associated with the Wisconsin and California class actions. SFAS No. 5 requires that an estimated loss from a loss contingency be accrued only if (i) it is probable that a liability has been incurred and (ii) the amount of loss can reasonably be estimated. In determining the probability of an unfavorable outcome, the Company considered the guidance in paragraph 36 of SFAS No. 5, which notes that factors to be considered in such assessment include the nature of the litigation, claim or assessment, the progress of the case, the opinions or views of legal counsel and other advisers, the experience of the enterprise in similar cases, the experience of other enterprises, and any decision of the enterprise’s management as to how the enterprise intends to respond to the lawsuit, claim or assessment.
The initial liability recognized by the Company with respect to actions brought by indirect purchasers of its moist smokeless tobacco products, which included the Wisconsin and California actions, was prompted by management’s decision to settle such actions in a number of states. As disclosed in the Company’s Form 10-K for the year ended December 31, 2003 (see both Part I, Item 3 — Legal Proceedings and Part II, Item 8 — Financial Statements and Supplementary Data, Contingencies footnote), the Company had reached an agreement to resolve a significant number of the actions brought by indirect purchasers of its moist smokeless tobacco products and also intended to pursue settlement of other indirect purchaser actions not covered by the agreement, including the actions in Wisconsin and California, on substantially similar terms. The terms of the settlement called for adult consumers to receive coupons redeemable on future purchases of the Company’s moist smokeless tobacco products and for the Company to pay all administrative costs of the settlement and attorneys’ fees. In connection with such settlement, and in accordance with the aforementioned SFAS No. 5 guidelines, the Company recorded and disclosed an initial charge of $40 million, which represented its best estimate at the time of the total costs to resolve indirect purchaser actions that had already been settled, as well as the costs that would be involved to settle all other actions, including those in Wisconsin and California, assuming they were settled on substantially similar terms. The charge related to actions in states such as Wisconsin and California was estimated by applying the terms of the settlement with the aforementioned settled states to indirect purchaser actions in unsettled states, reflecting the Company’s intent to settle such other states on substantially similar terms.
In accordance with the provisions of SFAS No. 5, in all reporting periods subsequent to the initial recognition of the $40 million charge, the Company continually evaluated (and continues to evaluate) the propriety of the liability accrued related to

Mr. Michael Fay
September 6, 2007

indirect purchaser actions, assessing all facts and circumstances known at the time, and adjusting the liability recognized, as deemed appropriate. Consistent with the foregoing, at December 31, 2006, the liability recognized for the Wisconsin and California class actions amounted to $1.4 million and $2.4 million, respectively.
At the time of the filing of the Company’s 10-K for the year ended December 31, 2006, the Company had determined that the liabilities recognized for the Wisconsin and California class actions were appropriate based on the information available at the time of such filing. In making this determination the Company considered the progress of the actions, the opinions of legal counsel, the Company’s experience in similar cases, and management’s then current intention with respect to responding to the actions. At this time, it was the Company’s intention to pursue settlement of such actions on substantially similar terms to previous settlements of indirect purchaser actions. The Company also recognized that it was possible that a judgment could be rendered or the action could be settled at a greater cost to the Company. In this regard, the Company notes the disclosure included in Note 21, Contingencies on page 86 of the 10-K,
The Company has entered into a settlement with indirect purchasers, which has been approved by the court, in the states of Arizona, Florida, Hawaii, Iowa, Maine, Michigan, Minnesota, Mississippi, Nevada, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, Vermont and West Virginia and in the District of Columbia (“Settlement”). Pursuant to the approved Settlement, adult consumers receive coupons redeemable on future purchases of the Company’s moist smokeless tobacco products. The Company will pay all administrative costs of the Settlement and plaintiffs’ attorneys’ fees. The Company also intends to pursue settlement of other indirect purchaser actions not covered by the Settlement on substantially similar terms, with the exception of Pennsylvania, for which the Company believes there is insufficient basis for such a claim.
, as well as the disclosure in the last paragraph in the Antitrust Litigation section of Note 21, Contingencies on page 88 of the 10-K:
Each of the foregoing actions is derived from the previous antitrust action brought against the Company by a competitor, Conwood Company L.P. For the plaintiffs in the putative class actions to prevail, they will have to obtain class certification. The plaintiffs in the above actions also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses in this regard, and they are and will continue to be vigorously defended. The Company believes that the ultimate outcome of these purported class actions and the California, Massachusetts and Wisconsin class actions will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, beyond the amounts accrued, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company’s assessment of the financial impact of these actions, management is not able to estimate the amount of loss, if any, beyond the amounts accrued, which could be associated with an adverse resolution.

Mr. Michael Fay
September 6, 2007

As illustrated in these disclosure excerpts, at the time of the filing of the 10-K, the Company’s intention with respect to the Wisconsin and California class actions was unchanged from prior periods, in that it still intended to pursue settlement of such actions on terms substantially similar to those of previously settled actions. The liabilities recognized at December 31, 2006 for the Wisconsin and California class actions represented the Company’s best estimate of the total cost to resolve such actions on substantially similar terms to those indirect purchaser actions previously settled. The disclosure also indicated that, however, if plaintiffs were to prevail beyond amounts accrued, the effect of any judgment or settlement could have a material adverse impact on the Company’s consolidated financial results in the particular reporting period in which resolved, and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position.
Subsequent to the Company’s filing of the 10-K on February 23, 2007, a number of events transpired which led to the Company recognizing a charge of $122.1 million in the first quarter of 2007 related to the estimated costs to resolve the Wisconsin and California class actions. The details and timing of such events, which serve to differentiate the facts and circumstances present at the 10-K filing date from those present before the 10-Q filing date, are as follows:
•	A court hearing in the California action was held on March 7, 2007. In this hearing the court ordered the parties to mediate the action before April 26, 2007.

•	On March 22, 2007 the Company received the reports of plaintiffs’ expert witnesses on the subject of damages in the California action. Although the Company believed that the assumptions and methodologies used in the reports to be flawed, the damages at the high end of the plaintiffs’ estimated range were very significant, and served as the first documented evidence of their damage assessment.

•	During March and into April 2007, the Company prepared for the Wisconsin and California court-ordered mediations, scheduled for April 19, 2007 and April 25, 2007, respectively, assessing risks and opportunities, and establishing strategies based on the most recently available information.

•	As a result of the April 19, 2007 court-ordered mediation, the parties entered into a Memorandum of Understanding to resolve the Wisconsin class action, subject to approval of the Company’s Board of Directors. On April 20, 2007, following a presentation by the Company’s outside counsel, the Company’s Board of Directors approved the terms of the settlement.

•	As a result of the April 25, 2007 court-ordered mediation, the parties entered into a Memorandum of Understanding to resolve the California class action, subject to approval of the Company’s Board of Directors. On May 1, 2007, following a presentation by the Company’s outside counsel, the Company’s Board of Directors approved the terms of the settlement.

Mr. Michael Fay
September 6, 2007

As demonstrated in the above timeline, the various factors leading to the ultimate settlement of the Wisconsin and California class actions occurred subsequent to the filing of the 10-K (which, was filed with the Commission on February 23, 2007), but prior to the filing of the Form 10-Q for the period ended March 31, 2007 (which was filed with the Commission on May 4, 2007). While it was the Company’s intention to settle these actions on substantially similar terms as the original settlements of similar actions, it became apparent that the plaintiffs in both the Wisconsin and California actions were not amenable to such terms based on the dialogue that occurred during the respective court-ordered mediation sessions. In connection with its assessment of these developments and changes in facts and circumstances, the Company and its Board of Directors made a determination to settle these actions in April and May 2007, on the terms that were negotiated during these sessions. As a result, the Company recorded a liability and charge in the first quarter of 2007, reflecting the actual terms of such settlements, as disclosed in the 10-Q. Although the resulting settlements occurred after the March 31, 2007 balance sheet date, the Company treated these settlements as “Type I” subsequent events, as defined in Statement of Auditing Standards 1, and recorded the related charges in the quarter ended March 31, 2007, as the claims related to the actions existed at the applicable balance sheet date. The Company believes that its recognition of such charges in the quarter ended March 31, 2007 was appropriate and in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, the Company believes that the amounts accrued as of December 31, 2006 for the Wisconsin and California settlements, as well as the related disclosures, were appropriate and in accordance with GAAP, given the conclusions reached in our analysis of the factors outlined in paragraph 36 of SFAS No. 5.
If there are any questions regarding the Company’s responses to the Staff’s comments, or if you require additional information, I may be contacted through September 7, 2007 at (203) 622-3597. Subsequent to the relocation of the Company’s corporate headquarters on that date, I may be reached via one of the following: (1) mailing address — 6 High Ridge Park, Building A, Stamford, CT 06905-1323, (2) phone — (203) 817-3597 or (3) fax — (203) 817-3119.

Very truly yours,
/s/ Raymond P. Silcock
Raymond P. Silcock
Senior Vice President and Chief Financial Officer, UST Inc.

Enclosures

cc:	Theresa Messinese Doug Jones